Exhibit 99.3

Cenovus Energy Inc.

Interim Consolidated Financial Statements (unaudited)

For the Period Ended September 30, 2014

(Canadian Dollars)

CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME (unaudited)

For the Period Ended September 30,

($ millions, except per share amounts)

		Three Months Ended		Nine Months Ended
	Notes	2014	2013	2014	2013

Revenues	1
Gross Sales		5,094	5,195	15,769	14,166
Less: Royalties		124	120	365	256
		4,970	5,075	15,404	13,910
Expenses	1
Purchased Product		2,721	2,982	8,180	7,623
Transportation and Blending		592	464	1,900	1,482
Operating		490	430	1,580	1,324
Production and Mineral Taxes		12	11	36	30
(Gain) Loss on Risk Management	21	(165)	25	(95)	151
Depreciation, Depletion and Amortization		475	430	1,415	1,365
Exploration Expense	10	—	—	1	109
General and Administrative		80	103	291	268
Finance Costs	4	105	160	337	407
Interest Income	5	(4)	(23)	(31)	(73)
Foreign Exchange (Gain) Loss, Net	6	263	(55)	223	93
Research Costs		3	5	9	14
(Gain) Loss on Divestiture of Assets	12	(137)	1	(157)	1
Other (Income) Loss, Net		2	—	—	—
Earnings Before Income Tax		533	542	1,715	1,116
Income Tax Expense	7	179	172	499	396
Net Earnings		354	370	1,216	720
Other Comprehensive Income (Loss), Net of Tax
Items That Will Not be Reclassified to Profit or Loss:
Actuarial Gain (Loss) Relating to Pension and Other Post-Retirement Benefits		(6)	6	(11)	15
Items That May be Subsequently Reclassified to Profit or Loss:
Change in Value of Available for Sale Financial Assets		—	—	—	8
Foreign Currency Translation Adjustment		149	(14)	108	58
Total Other Comprehensive Income (Loss), Net of Tax		143	(8)	97	81
Comprehensive Income		497	362	1,313	801

Net Earnings Per Common Share	8
Basic		$0.47	$0.49	$1.61	$0.95
Diluted		$0.47	$0.49	$1.60	$0.95

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc.	For the period ended September 30, 2014

CONSOLIDATED BALANCE SHEETS (unaudited)

As at

($ millions)

		September 30,	December 31,
	Notes	2014	2013

Assets
Current Assets
Cash and Cash Equivalents		1,156	2,452
Accounts Receivable and Accrued Revenues		1,810	1,874
Income Tax Receivable		43	15
Inventories	9	1,580	1,259
Risk Management	21	55	10
Current Assets		4,644	5,610
Exploration and Evaluation Assets	1,10	1,666	1,473
Property, Plant and Equipment, Net	1,11	18,312	17,334
Risk Management	21	8	—
Income Tax Receivable		12	—
Other Assets		66	68
Goodwill	1	739	739
Total Assets		25,447	25,224

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts Payable and Accrued Liabilities		2,787	2,937
Income Tax Payable		363	268
Current Portion of Partnership Contribution Payable	13	—	438
Short-Term Borrowings	14	133	—
Risk Management	21	13	136
Current Liabilities		3,296	3,779
Long-Term Debt	15	5,271	4,997
Partnership Contribution Payable	13	—	1,087
Risk Management	21	2	3
Decommissioning Liabilities	16	2,654	2,370
Other Liabilities		176	180
Deferred Income Taxes		3,305	2,862
Total Liabilities		14,704	15,278
Shareholders’ Equity		10,743	9,946
Total Liabilities and Shareholders’ Equity		25,447	25,224

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc.	For the period ended September 30, 2014

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (unaudited)

($ millions)

	Share Capital	Paid in Surplus	Retained Earnings	AOCI (1)	Total
	(Note 17)			(Note 18)

Balance as at December 31, 2012	3,829	4,154	1,730	69	9,782
Net Earnings	—	—	720	—	720
Other Comprehensive Income (Loss)	—	—	—	81	81
Total Comprehensive Income	—	—	720	81	801
Common Shares Issued Under Stock Option Plans	25	—	—	—	25
Common Shares Cancelled	(3)	3	—	—	—
Stock-Based Compensation Expense	—	47	—	—	47
Dividends on Common Shares	—	—	(549)	—	(549)
Balance as at September 30, 2013	3,851	4,204	1,901	150	10,106

Balance as at December 31, 2013	3,857	4,219	1,660	210	9,946
Net Earnings	—	—	1,216	—	1,216
Other Comprehensive Income (Loss)	—	—	—	97	97
Total Comprehensive Income	—	—	1,216	97	1,313
Common Shares Issued Under Stock Option Plans	32	—	—	—	32
Stock-Based Compensation Expense	—	56	—	—	56
Dividends on Common Shares	—	—	(604)	—	(604)
Balance as at September 30, 2014	3,889	4,275	2,272	307	10,743

(1) Accumulated Other Comprehensive Income (Loss).

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc.	For the period ended September 30, 2014

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

For the Period Ended September 30,

($ millions)

		Three Months Ended		Nine Months Ended
	Notes	2014	2013	2014	2013

Operating Activities
Net Earnings		354	370	1,216	720
Depreciation, Depletion and Amortization		475	430	1,415	1,365
Exploration Expense		—	(1)	1	45
Deferred Income Taxes	7	144	132	396	211
Unrealized (Gain) Loss on Risk Management	21	(165)	(8)	(180)	196
Unrealized Foreign Exchange (Gain) Loss	6	259	(48)	221	86
(Gain) Loss on Divestitures of Assets	12	(137)	1	(157)	1
Unwinding of Discount on Decommissioning Liabilities	4,16	30	24	90	72
Other		25	32	76	78
		985	932	3,078	2,774
Net Change in Other Assets and Liabilities		(28)	(25)	(97)	(90)
Net Change in Non-Cash Working Capital		135	(67)	(323)	(121)
Cash From Operating Activities		1,092	840	2,658	2,563

Investing Activities
Capital Expenditures — Exploration and Evaluation Assets	10	(55)	(34)	(198)	(255)
Capital Expenditures — Property, Plant and Equipment	11	(695)	(710)	(2,073)	(2,114)
Proceeds From Divestiture of Assets	12	235	241	275	242
Net Change in Investments and Other	13	(2)	3	(1,581)	(3)
Net Change in Non-Cash Working Capital		54	49	25	(27)
Cash (Used in) Investing Activities		(463)	(451)	(3,552)	(2,157)

Net Cash Provided (Used) Before Financing Activities		629	389	(894)	406

Financing Activities
Net Issuance (Repayment) of Short-Term Borrowings		(32)	2	121	1
Issuance of U.S. Unsecured Notes		—	814	—	814
Repayment of U.S. Unsecured Notes		—	(825)	—	(825)
Proceeds on Issuance of Common Shares		2	4	28	23
Dividends Paid on Common Shares	8	(201)	(182)	(604)	(549)
Other		(1)	(3)	(2)	(3)
Cash From (Used in) Financing Activities		(232)	(190)	(457)	(539)

Foreign Exchange Gain (Loss) on Cash and Cash Equivalents Held in Foreign Currency		(1)	—	55	(3)
Increase (Decrease) in Cash and Cash Equivalents		396	199	(1,296)	(136)
Cash and Cash Equivalents, Beginning of Period		760	825	2,452	1,160
Cash and Cash Equivalents, End of Period		1,156	1,024	1,156	1,024

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc.	For the period ended September 30, 2014

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2014

1.              DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES

Cenovus Energy Inc. and its subsidiaries, (together “Cenovus” or the “Company”) are in the business of the development, production and marketing of crude oil, natural gas liquids (“NGLs”) and natural gas in Canada with refining operations in the United States (“U.S.”).

Cenovus was incorporated under the Canada Business Corporations Act and its shares are publicly traded on the Toronto (“TSX”) and New York (“NYSE”) stock exchanges. The executive and registered office is located at 2600, 500 Centre Street S.E., Calgary, Alberta, Canada, T2G 1A6. Information on the Company’s basis of preparation for these interim Consolidated Financial Statements is found in Note 2.

Management has determined the operating segments based on information regularly reviewed for the purposes of decision making, allocating resources and assessing operational performance by Cenovus’s chief operating decision makers. The Company evaluates the financial performance of its operating segments primarily based on operating cash flow. The Company’s reportable segments are:

•                  Oil Sands, which includes the development and production of Cenovus’s bitumen assets at Foster Creek, Christina Lake and Narrows Lake as well as projects in the early stages of development, such as Grand Rapids and Telephone Lake. The Athabasca natural gas assets also form part of this segment. Certain of the Company’s operated oil sands properties, notably Foster Creek, Christina Lake and Narrows Lake, are jointly owned with ConocoPhillips, an unrelated U.S. public company.

•                  Conventional, which includes the development and production of conventional crude oil, NGLs and natural gas in Alberta and Saskatchewan, including the heavy oil assets at Pelican Lake. This segment also includes the carbon dioxide enhanced oil recovery project at Weyburn and emerging tight oil opportunities.

•                  Refining and Marketing, which is focused on the refining of crude oil products into petroleum and chemical products at two refineries located in the U.S. The refineries are jointly owned with and operated by Phillips 66, an unrelated U.S. public company. This segment also markets Cenovus’s crude oil and natural gas, as well as third-party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification.

•                  Corporate and Eliminations, which primarily includes unrealized gains and losses recorded on derivative financial instruments, gains and losses on divestiture of assets, as well as other Cenovus-wide costs for general and administrative, research costs and financing activities. As financial instruments are settled, the realized gains and losses are recorded in the operating segment to which the derivative instrument relates. Eliminations relate to sales and operating revenues and purchased product between segments, recorded at transfer prices based on current market prices, and to unrealized intersegment profits in inventory.

The operating and reportable segments shown above reflect the change in Cenovus’s operating structure adopted for the year ended December 31, 2013; as such, prior periods have been restated. In addition, research activities previously included in operating expense have been reclassified to conform to the presentation adopted for the year ended December 31, 2013.

The following tabular financial information presents the segmented information first by segment, then by product and geographic location.

Cenovus Energy Inc.	For the period ended September 30, 2014

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2014

A) Results of Operations — Segment and Operational Information

	Oil Sands		Conventional		Refining and Marketing
For the three months ended September 30,	2014	2013	2014	2013	2014	2013

Revenues
Gross Sales	1,343	1,112	804	814	3,144	3,459
Less: Royalties	62	52	62	68	—	—
	1,281	1,060	742	746	3,144	3,459
Expenses
Purchased Product	—	—	—	—	2,918	3,172
Transportation and Blending	518	394	74	70	—	—
Operating	153	138	176	167	162	127
Production and Mineral Taxes	—	—	12	11	—	—
(Gain) Loss on Risk Management	2	23	2	(11)	(4)	21
Operating Cash Flow	608	505	478	509	68	139
Depreciation, Depletion and Amortization	164	109	252	264	39	37
Exploration Expense	—	—	—	—	—	—
Segment Income	444	396	226	245	29	102

	Corporate and Eliminations		Consolidated
For the three months ended September 30,	2014	2013	2014	2013

Revenues
Gross Sales	(197)	(190)	5,094	5,195
Less: Royalties	—	—	124	120
	(197)	(190)	4,970	5,075
Expenses
Purchased Product	(197)	(190)	2,721	2,982
Transportation and Blending	—	—	592	464
Operating	(1)	(2)	490	430
Production and Mineral Taxes	—	—	12	11
(Gain) Loss on Risk Management	(165)	(8)	(165)	25
	166	10	1,320	1,163
Depreciation, Depletion and Amortization	20	20	475	430
Exploration Expense	—	—	—	—
Segment Income (Loss)	146	(10)	845	733
General and Administrative	80	103	80	103
Finance Costs	105	160	105	160
Interest Income	(4)	(23)	(4)	(23)
Foreign Exchange (Gain) Loss, Net	263	(55)	263	(55)
Research Costs	3	5	3	5
(Gain) Loss on Divestiture of Assets	(137)	1	(137)	1
Other (Income) Loss, Net	2	—	2	—
	312	191	312	191
Earnings Before Income Tax			533	542
Income Tax Expense			179	172
Net Earnings			354	370

Cenovus Energy Inc.	For the period ended September 30, 2014

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2014

B) Financial Results by Upstream Product

	Crude Oil (1)
	Oil Sands		Conventional		Total
For the three months ended September 30,	2014	2013	2014	2013	2014	2013

Revenues
Gross Sales	1,334	1,100	619	679	1,953	1,779
Less: Royalties	62	52	58	66	120	118
	1,272	1,048	561	613	1,833	1,661
Expenses
Transportation and Blending	518	393	69	66	587	459
Operating	147	131	124	115	271	246
Production and Mineral Taxes	—	—	10	10	10	10
(Gain) Loss on Risk Management	2	24	6	7	8	31
Operating Cash Flow	605	500	352	415	957	915

(1) Includes NGLs.

	Natural Gas
	Oil Sands		Conventional		Total
For the three months ended September 30,	2014	2013	2014	2013	2014	2013

Revenues
Gross Sales	9	8	182	130	191	138
Less: Royalties	—	—	4	2	4	2
	9	8	178	128	187	136
Expenses
Transportation and Blending	—	1	5	4	5	5
Operating	4	5	51	50	55	55
Production and Mineral Taxes	—	—	2	1	2	1
(Gain) Loss on Risk Management	—	(1)	(4)	(18)	(4)	(19)
Operating Cash Flow	5	3	124	91	129	94

	Other
	Oil Sands		Conventional		Total
For the three months ended September 30,	2014	2013	2014	2013	2014	2013

Revenues
Gross Sales	—	4	3	5	3	9
Less: Royalties	—	—	—	—	—	—
	—	4	3	5	3	9
Expenses
Transportation and Blending	—	—	—	—	—	—
Operating	2	2	1	2	3	4
Production and Mineral Taxes	—	—	—	—	—	—
(Gain) Loss on Risk Management	—	—	—	—	—	—
Operating Cash Flow	(2)	2	2	3	—	5

	Total Upstream
	Oil Sands		Conventional		Total
For the three months ended September 30,	2014	2013	2014	2013	2014	2013

Revenues
Gross Sales	1,343	1,112	804	814	2,147	1,926
Less: Royalties	62	52	62	68	124	120
	1,281	1,060	742	746	2,023	1,806
Expenses
Transportation and Blending	518	394	74	70	592	464
Operating	153	138	176	167	329	305
Production and Mineral Taxes	—	—	12	11	12	11
(Gain) Loss on Risk Management	2	23	2	(11)	4	12
Operating Cash Flow	608	505	478	509	1,086	1,014

Cenovus Energy Inc.	For the period ended September 30, 2014

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2014

C) Geographic Information

	Canada		United States		Consolidated
For the three months ended September 30,	2014	2013	2014	2013	2014	2013

Revenues
Gross Sales	2,698	2,477	2,396	2,718	5,094	5,195
Less: Royalties	124	120	—	—	124	120
	2,574	2,357	2,396	2,718	4,970	5,075
Expenses
Purchased Product	542	543	2,179	2,439	2,721	2,982
Transportation and Blending	592	464	—	—	592	464
Operating	334	307	156	123	490	430
Production and Mineral Taxes	12	11	—	—	12	11
(Gain) Loss on Risk Management	(154)	5	(11)	20	(165)	25
	1,248	1,027	72	136	1,320	1,163
Depreciation, Depletion and Amortization	437	393	38	37	475	430
Exploration Expense	—	—	—	—	—	—
Segment Income	811	634	34	99	845	733

The Oil Sands and Conventional segments operate in Canada. Both of Cenovus’s refining facilities are located and carry on business in the U.S. The marketing of Cenovus’s crude oil and natural gas produced in Canada, as well as the third-party purchases and sales of product, is undertaken in Canada. Physical product sales that settle in the U.S. are considered to be export sales undertaken by a Canadian business. The Corporate and Eliminations segment is attributed to Canada, with the exception of the unrealized risk management gains and losses, which have been attributed to the country in which the transacting entity resides.

Cenovus Energy Inc.	For the period ended September 30, 2014

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2014

D) Results of Operations — Segment and Operational Information

	Oil Sands		Conventional		Refining and Marketing
For the nine months ended September 30,	2014	2013	2014	2013	2014	2013

Revenues
Gross Sales	3,972	2,837	2,568	2,288	9,885	9,483
Less: Royalties	181	94	184	162	—	—
	3,791	2,743	2,384	2,126	9,885	9,483
Expenses
Purchased Product	—	—	—	—	8,836	8,065
Transportation and Blending	1,637	1,232	263	250	—	—
Operating	502	402	557	529	525	397
Production and Mineral Taxes	—	—	36	30	—	—
(Gain) Loss on Risk Management	59	(6)	35	(68)	(9)	29
Operating Cash Flow	1,593	1,115	1,493	1,385	533	992
Depreciation, Depletion and Amortization	459	313	779	891	116	102
Exploration Expense	1	—	—	109	—	—
Segment Income	1,133	802	714	385	417	890

	Corporate and Eliminations		Consolidated
For the nine months ended September 30,	2014	2013	2014	2013

Revenues
Gross Sales	(656)	(442)	15,769	14,166
Less: Royalties	—	—	365	256
	(656)	(442)	15,404	13,910
Expenses
Purchased Product	(656)	(442)	8,180	7,623
Transportation and Blending	—	—	1,900	1,482
Operating	(4)	(4)	1,580	1,324
Production and Mineral Taxes	—	—	36	30
(Gain) Loss on Risk Management	(180)	196	(95)	151
	184	(192)	3,803	3,300
Depreciation, Depletion and Amortization	61	59	1,415	1,365
Exploration Expense	—	—	1	109
Segment Income (Loss)	123	(251)	2,387	1,826
General and Administrative	291	268	291	268
Finance Costs	337	407	337	407
Interest Income	(31)	(73)	(31)	(73)
Foreign Exchange (Gain) Loss, Net	223	93	223	93
Research Costs	9	14	9	14
(Gain) Loss on Divestiture of Assets	(157)	1	(157)	1
Other (Income) Loss, Net	—	—	—	—
	672	710	672	710
Earnings Before Income Tax			1,715	1,116
Income Tax Expense			499	396
Net Earnings			1,216	720

Cenovus Energy Inc.	For the period ended September 30, 2014

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2014

E) Financial Results by Upstream Product

	Crude Oil (1)
	Oil Sands		Conventional		Total
For the nine months ended September 30,	2014	2013	2014	2013	2014	2013

Revenues
Gross Sales	3,909	2,797	1,978	1,829	5,887	4,626
Less: Royalties	180	93	174	156	354	249
	3,729	2,704	1,804	1,673	5,533	4,377
Expenses
Transportation and Blending	1,636	1,231	249	235	1,885	1,466
Operating	483	386	402	369	885	755
Production and Mineral Taxes	—	—	28	28	28	28
(Gain) Loss on Risk Management	59	(3)	38	(23)	97	(26)
Operating Cash Flow	1,551	1,090	1,087	1,064	2,638	2,154

(1) Includes NGLs.

	Natural Gas
	Oil Sands		Conventional		Total
For the nine months ended September 30,	2014	2013	2014	2013	2014	2013

Revenues
Gross Sales	58	24	580	449	638	473
Less: Royalties	1	1	10	6	11	7
	57	23	570	443	627	466
Expenses
Transportation and Blending	1	1	14	15	15	16
Operating	13	12	152	157	165	169
Production and Mineral Taxes	—	—	8	2	8	2
(Gain) Loss on Risk Management	—	(3)	(3)	(45)	(3)	(48)
Operating Cash Flow	43	13	399	314	442	327

	Other
	Oil Sands		Conventional		Total
For the nine months ended September 30,	2014	2013	2014	2013	2014	2013

Revenues
Gross Sales	5	16	10	10	15	26
Less: Royalties	—	—	—	—	—	—
	5	16	10	10	15	26
Expenses
Transportation and Blending	—	—	—	—	—	—
Operating	6	4	3	3	9	7
Production and Mineral Taxes	—	—	—	—	—	—
(Gain) Loss on Risk Management	—	—	—	—	—	—
Operating Cash Flow	(1)	12	7	7	6	19

	Total Upstream
	Oil Sands		Conventional		Total
For the nine months ended September 30,	2014	2013	2014	2013	2014	2013

Revenues
Gross Sales	3,972	2,837	2,568	2,288	6,540	5,125
Less: Royalties	181	94	184	162	365	256
	3,791	2,743	2,384	2,126	6,175	4,869
Expenses
Transportation and Blending	1,637	1,232	263	250	1,900	1,482
Operating	502	402	557	529	1,059	931
Production and Mineral Taxes	—	—	36	30	36	30
(Gain) Loss on Risk Management	59	(6)	35	(68)	94	(74)
Operating Cash Flow	1,593	1,115	1,493	1,385	3,086	2,500

Cenovus Energy Inc.	For the period ended September 30, 2014

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2014

F) Geographic Information

	Canada		United States		Consolidated
For the nine months ended September 30,	2014	2013	2014	2013	2014	2013

Revenues
Gross Sales	8,335	6,673	7,434	7,493	15,769	14,166
Less: Royalties	365	256	—	—	365	256
	7,970	6,417	7,434	7,493	15,404	13,910
Expenses
Purchased Product	1,769	1,525	6,411	6,098	8,180	7,623
Transportation and Blending	1,900	1,482	—	—	1,900	1,482
Operating	1,077	940	503	384	1,580	1,324
Production and Mineral Taxes	36	30	—	—	36	30
(Gain) Loss on Risk Management	(82)	122	(13)	29	(95)	151
	3,270	2,318	533	982	3,803	3,300
Depreciation, Depletion and Amortization	1,300	1,263	115	102	1,415	1,365
Exploration Expense	1	109	—	—	1	109
Segment Income	1,969	946	418	880	2,387	1,826

G) Joint Operations

A significant portion of the operating cash flows from the Oil Sands, and Refining and Marketing segments are derived through jointly controlled entities, FCCL Partnership (“FCCL”) and WRB Refining LP (“WRB”), respectively. These joint arrangements, in which Cenovus has a 50 percent ownership interest, are classified as joint operations and, as such, Cenovus recognizes its share of the assets, liabilities, revenues and expenses.

FCCL, which is involved in the development and production of crude oil in Canada, is jointly controlled with ConocoPhillips and operated by Cenovus. WRB has two refineries in the U.S. and focuses on the refining of crude oil into petroleum and chemical products. WRB is jointly controlled with and operated by Phillips 66. Cenovus’s share of operating cash flow from FCCL and WRB for the three months ended September 30, 2014 was $595 million and $67 million, respectively (three months ended September 30, 2013 — $516 million and $137 million). Cenovus’s share of operating cash flow from FCCL and WRB for the nine months ended September 30, 2014 was $1,551 million and $535 million, respectively (nine months ended September 30, 2013 — $1,028 million and $990 million).

H) Exploration and Evaluation Assets, Property, Plant and Equipment, Goodwill and Total Assets

By Segment

	E&E (1)		PP&E (2)
	September 30,	December 31,	September 30,	December 31,
As at	2014	2013	2014	2013

Oil Sands	1,508	1,328	8,346	7,401
Conventional	158	145	6,173	6,291
Refining and Marketing	—	—	3,440	3,269
Corporate and Eliminations	—	—	353	373
Consolidated	1,666	1,473	18,312	17,334

	Goodwill		Total Assets
	September 30,	December 31,	September 30,	December 31,
As at	2014	2013	2014	2013

Oil Sands	242	242	10,748	9,564
Conventional	497	497	7,138	7,220
Refining and Marketing	—	—	5,825	5,491
Corporate and Eliminations	—	—	1,736	2,949
Consolidated	739	739	25,447	25,224

(1) Exploration and evaluation (“E&E”) assets.

(2) Property, plant and equipment (“PP&E”).

Cenovus Energy Inc.	For the period ended September 30, 2014

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2014

By Geographic Region

	E&E		PP&E
	September 30,	December 31,	September 30,	December 31,
As at	2014	2013	2014	2013

Canada	1,666	1,473	14,877	14,066
United States	—	—	3,435	3,268
Consolidated	1,666	1,473	18,312	17,334

	Goodwill		Total Assets
	September 30,	December 31,	September 30,	December 31,
As at	2014	2013	2014	2013

Canada	739	739	20,502	20,548
United States	—	—	4,945	4,676
Consolidated	739	739	25,447	25,224

I) Capital Expenditures (1)

	Three Months Ended		Nine Months Ended
For the period ended September 30,	2014	2013	2014	2013

Capital
Oil Sands	494	426	1,492	1,383
Conventional	198	275	621	858
Refining and Marketing	42	19	111	70
Corporate	16	23	41	53
	750	743	2,265	2,364
Acquisition Capital
Oil Sands (2)	—	1	15	1
Conventional	—	—	2	4
	750	744	2,282	2,369

(1) Includes expenditures on PP&E and E&E.

(2) 2014 asset acquisition includes the assumption of a decommissioning liability of $10 million.

2. BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE

In these interim Consolidated Financial Statements, unless otherwise indicated, all dollars are expressed in Canadian dollars. All references to C$ or $ are to Canadian dollars and references to US$ are to U.S. dollars.

These interim Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”), and have been prepared following the same accounting policies and methods of computation as the annual Consolidated Financial Statements for the year ended December 31, 2013, except for income taxes. Income taxes on earnings or loss in the interim periods are accrued using the income tax rate that would be applicable to the expected total annual earnings or loss. The disclosures provided are incremental to those included with the annual Consolidated Financial Statements. Certain information and disclosures normally included in the notes to the annual Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only. Accordingly, these interim Consolidated Financial Statements should be read in conjunction with the annual Consolidated Financial Statements for the year ended December 31, 2013, which have been prepared in accordance with IFRS as issued by the IASB.

These interim Consolidated Financial Statements of Cenovus were approved by the Audit Committee effective October 22, 2014.

Cenovus Energy Inc.	For the period ended September 30, 2014

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2014

3. RECENT ACCOUNTING PRONOUNCEMENTS

A) New and Amended Standards and Interpretations Adopted

Offsetting Financial Assets and Financial Liabilities

Effective January 1, 2014, the Company adopted, as required, amendments to IAS 32, “Financial Instruments: Presentation” (“IAS 32”). The amendments clarify that the right to offset financial assets and liabilities must be available on the current date and cannot be contingent on a future event. IAS 32 did not impact the Consolidated Financial Statements.

B) New Standards and Interpretations not yet Adopted

Revenue Recognition

In May 2014, the IASB published IFRS 15, “Revenue From Contracts With Customers” (“IFRS 15”) replacing IAS 11, “Construction Contracts”, IAS 18, “Revenue” and several revenue-related interpretations. IFRS 15 establishes a single revenue recognition framework that applies to contracts with customers. The standard requires an entity to recognize revenue to reflect the transfer of goods and services for the amount it expects to receive, when control is transferred to the purchaser. Disclosure requirements have also been expanded.

The new standard is effective for annual periods beginning on or after January 1, 2017, with earlier adoption permitted. The standard may be applied retrospectively or using a modified retrospective approach. The Company is currently evaluating the impact of adopting IFRS 15 on the Consolidated Financial Statements.

Financial Instruments

On July 24, 2014, the IASB issued IFRS 9, “Financial Instruments” (“IFRS 9”) to replace IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 9 is effective for years beginning on or after January 1, 2018. Early adoption is permitted if IFRS 9 is adopted in its entirety at the beginning of a fiscal period. The Company is currently evaluating the impact of adopting IFRS 9 on the Consolidated Financial Statements.

Additional Standards

A description of additional standards and interpretations that will be adopted by the Company in future periods can be found in the notes to the annual Consolidated Financial Statements for the year ended December 31, 2013.

4. FINANCE COSTS

	Three Months Ended		Nine Months Ended
For the period ended September 30,	2014	2013	2014	2013

Interest Expense — Short-Term Borrowings and Long-Term Debt	71	71	212	203
Premium on Redemption of Long-Term Debt	—	33	—	33
Interest Expense — Partnership Contribution Payable (Note 13)	—	24	22	75
Unwinding of Discount on Decommissioning Liabilities (Note 16)	30	24	90	72
Other	4	8	13	24
	105	160	337	407

5. INTEREST INCOME

	Three Months Ended		Nine Months Ended
For the period ended September 30,	2014	2013	2014	2013

Interest Income — Partnership Contribution Receivable	—	(20)	—	(65)
Other	(4)	(3)	(31)	(8)
	(4)	(23)	(31)	(73)

Cenovus Energy Inc.	For the period ended September 30, 2014

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2014

6. FOREIGN EXCHANGE (GAIN) LOSS, NET

	Three Months Ended		Nine Months Ended
For the period ended September 30,	2014	2013	2014	2013

Unrealized Foreign Exchange (Gain) Loss on Translation of:
U.S. Dollar Debt Issued From Canada	253	(77)	272	190
U.S. Dollar Partnership Contribution Receivable Issued From Canada	—	24	—	(99)
Other	6	5	(51)	(5)
Unrealized Foreign Exchange (Gain) Loss	259	(48)	221	86
Realized Foreign Exchange (Gain) Loss	4	(7)	2	7
	263	(55)	223	93

7. INCOME TAXES

The provision for income taxes is:

	Three Months Ended		Nine Months Ended
For the period ended September 30,	2014	2013	2014	2013

Current Tax
Canada	49	60	82	147
United States	(14)	(20)	21	38
Total Current Tax	35	40	103	185
Deferred Tax	144	132	396	211
	179	172	499	396

8. PER SHARE AMOUNTS

A) Net Earnings Per Share

	Three Months Ended		Nine Months Ended
For the period ended September 30,	2014	2013	2014	2013
Net Earnings — Basic and Diluted ($ millions)	354	370	1,216	720

Basic — Weighted Average Number of Shares (millions)	757.1	755.8	756.8	755.9
Dilutive Effect of Cenovus TSARs (1)	0.8	1.4	1.0	1.7
Dilutive Effect of Cenovus NSRs (2)	0.9	—	0.1	—
Diluted — Weighted Average Number of Shares	758.8	757.2	757.9	757.6

Net Earnings Per Common Share ($)
Basic	$0.47	$0.49	$1.61	$0.95
Diluted	$0.47	$0.49	$1.60	$0.95

(1) Tandem stock appreciation rights (“TSARs”).

(2) Net settlement rights (“NSRs”).

B) Dividends Per Share

The Company paid dividends of $604 million or $0.7986 per share for the nine months ended September 30, 2014 (September 30, 2013 — $549 million, $0.726 per share). The Cenovus Board of Directors declared a fourth quarter dividend of $0.2662 per share, payable on December 31, 2014, to common shareholders of record as of December 15, 2014.

Cenovus Energy Inc.	For the period ended September 30, 2014

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2014

9. INVENTORIES

	September 30,	December 31,
As at	2014	2013

Product
Refining and Marketing	1,399	1,047
Oil Sands	127	156
Conventional	14	17
Parts and Supplies	40	39
	1,580	1,259

As a result of a decline in refined product prices, Cenovus recorded a write-down of its product inventory by $10 million from cost to net realizable value at September 30, 2014.

10. EXPLORATION AND EVALUATION ASSETS

COST
As at December 31, 2012	1,285
Additions	331
Transfers to PP&E (Note 11)	(95)
Exploration Expense	(50)
Divestitures	(17)
Change in Decommissioning Liabilities	19
As at December 31, 2013	1,473
Additions	198
Transfers to PP&E (Note 11)	(25)
Exploration Expense	(1)
Change in Decommissioning Liabilities	23
Divestitures	(2)
As at September 30, 2014	1,666

E&E assets consist of the Company’s evaluation projects which are pending determination of technical feasibility and commercial viability. All of the Company’s E&E assets are located within Canada.

Additions to E&E assets for the nine months ended September 30, 2014 include $39 million of internal costs directly related to the evaluation of these projects (year ended December 31, 2013 — $60 million). Costs classified as general and administrative expenses have not been capitalized as part of capital expenditures. No borrowing costs have been capitalized during the nine months ended September 30, 2014 or for the year ended December 31, 2013.

For the nine months ended September 30, 2014, $25 million of E&E assets were transferred to PP&E — development and production assets following the determination of technical feasibility and commercial viability of the projects (year ended December 31, 2013 — $95 million).

Impairment

The impairment of E&E assets and any subsequent reversal of such impairment losses are recognized in exploration expense in the Consolidated Statements of Earnings and Comprehensive Income. For the year ended December 31, 2013, $50 million of previously capitalized E&E costs related to certain tight oil exploration assets within the Conventional segment were deemed not to be technically feasible and commercially viable and were recognized as exploration expense.

Cenovus Energy Inc.	For the period ended September 30, 2014

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2014

11. PROPERTY, PLANT AND EQUIPMENT, NET

	Upstream Assets
	Development & Production	Other Upstream	Refining Equipment	Other (1)	Total

COST
As at December 31, 2012	27,003	238	3,399	767	31,407
Additions	2,702	48	106	82	2,938
Transfers From E&E Assets (Note 10)	95	—	—	—	95
Transfers and Reclassifications	(450)	—	(88)	—	(538)
Change in Decommissioning Liabilities	40	—	(1)	—	39
Exchange Rate Movements	—	—	238	—	238
As at December 31, 2013	29,390	286	3,654	849	34,179
Additions (2)	1,900	32	111	41	2,084
Transfers From E&E Assets (Note 10)	25	—	—	—	25
Transfers and Reclassifications	(55)	—	(1)	—	(56)
Change in Decommissioning Liabilities	293	—	—	—	293
Exchange Rate Movements	—	—	199	—	199
Divestitures	(472)	—	—	—	(472)
As at September 30, 2014	31,081	318	3,963	890	36,252

ACCUMULATED DEPRECIATION, DEPLETION AND AMORTIZATION
As at December 31, 2012	14,390	158	311	396	15,255
Depreciation, Depletion and Amortization	1,522	35	138	79	1,774
Transfers and Reclassifications	(123)	—	(88)	—	(211)
Impairment Losses	2	—	—	—	2
Exchange Rate Movements	—	—	25	—	25
As at December 31, 2013	15,791	193	386	475	16,845
Depreciation, Depletion and Amortization	1,197	29	115	61	1,402
Transfers and Reclassifications	(27)	—	(1)	—	(28)
Impairment Losses	13	—	—	—	13
Exchange Rate Movements	—	—	24	—	24
Divestitures	(316)	—	—	—	(316)
As at September 30, 2014	16,658	222	524	536	17,940

CARRYING VALUE
As at December 31, 2012	12,613	80	3,088	371	16,152
As at December 31, 2013	13,599	93	3,268	374	17,334
As at September 30, 2014	14,423	96	3,439	354	18,312

(1)  Includes office furniture, fixtures, leasehold improvements, information technology and aircraft.

(2) 2014 asset acquisition includes the assumption of a decommissioning liability of $10 million.

Additions to development and production assets include internal costs directly related to the development and construction of crude oil and natural gas properties of $173 million for the nine months ended September 30, 2014 (year ended December 31, 2013 — $204 million). All of the Company’s development and production assets are located within Canada. Costs classified as general and administrative expenses have not been capitalized as part of capital expenditures. No borrowing costs have been capitalized during the nine months ended September 30, 2014 or for the year ended December 31, 2013.

PP&E includes the following amounts in respect of assets under construction and are not subject to depreciation, depletion and amortization (“DD&A”):

	September 30,	December 31,
As at	2014	2013

Development and Production	410	225
Refining Equipment	155	97
	565	322

Cenovus Energy Inc.	For the period ended September 30, 2014

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2014

Impairment

The impairment of PP&E and any subsequent reversal of such impairment losses are recognized in DD&A in the Consolidated Statements of Earnings and Comprehensive Income. In the second quarter of 2014, a minor natural gas property was shut-in and abandonment commenced. The remaining book value of $13 million has been recognized as DD&A in the Conventional segment. There were no impairment losses recognized in 2013.

12. DIVESTITURES

On September 30, 2014, the Company completed the sale of certain Wainwright properties to an unrelated third party for net proceeds of $234 million. A gain of $137 million was recorded on the sale in the third quarter. These assets, related liabilities and results of operations were reported in the Conventional segment.

In the second quarter, the Company completed the sale of certain Bakken properties to an unrelated third party for net proceeds of $35 million, resulting in a gain of $16 million. The Company also completed the sale of certain non-core properties and recognized a total gain of $4 million. These assets and related liabilities and results of operations were reported in the Conventional segment.

13. PARTNERSHIP CONTRIBUTION PAYABLE

On March 28, 2014, Cenovus repaid the remaining principal and accrued interest due under the Partnership Contribution Payable.

14. SHORT-TERM BORROWINGS

The Company had short-term borrowings in the form of commercial paper in the amount of $133 million as at September 30, 2014 (December 31, 2013 — $nil). The Company reserves undrawn capacity under its committed credit facility for amounts of commercial paper outstanding.

15. LONG-TERM DEBT

	September 30,	December 31,
As at	2014	2013

Revolving Term Debt (1)	—	—
U.S. Dollar Denominated Unsecured Notes	5,324	5,052
Total Debt Principal	5,324	5,052
Debt Discounts and Transaction Costs	(53)	(55)
	5,271	4,997

(1) Revolving term debt may include bankers’ acceptances, LIBOR loans, prime-rate loans and U.S. base-rate loans.

As at September 30, 2014, the Company is in compliance with all of the terms of its debt agreements.

On June 24, 2014, Cenovus filed a U.S. base shelf prospectus for unsecured notes in the amount of US$2.0 billion. The U.S. base shelf prospectus allows for the issuance of debt securities in U.S. dollars or other currencies from time to time in one or more offerings. Terms of the notes, including, but not limited to, interest at either fixed or floating rates and maturity dates will be determined at the date of issue. As at September 30, 2014, no notes have been issued under this U.S. base shelf prospectus. The U.S. base shelf prospectus expires in July 2016.

On June 25, 2014, Cenovus filed a Canadian base shelf prospectus for unsecured medium term notes in the amount of $1.5 billion. The Canadian base shelf prospectus allows for the issuance of medium term notes in Canadian dollars or other currencies from time to time in one or more offerings. Terms of the notes, including, but not limited to, interest at either fixed or floating rates and maturity dates will be determined at the date of issue. As at September 30, 2014, no medium term notes have been issued under this Canadian base shelf prospectus. The Canadian base shelf prospectus expires in July 2016.

Cenovus Energy Inc.	For the period ended September 30, 2014

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2014

16. DECOMMISSIONING LIABILITIES

The decommissioning provision represents the present value of the expected future costs associated with the retirement of upstream crude oil and natural gas assets and refining facilities. The aggregate carrying amount of the obligation is:

	September 30,	December 31,
As at	2014	2013

Decommissioning Liabilities, Beginning of Year	2,370	2,315
Liabilities Incurred	41	45
Liabilities Settled	(65)	(76)
Liabilities Divested	(60)	—
Transfers and Reclassifications	(9)	(26)
Change in Estimated Future Cash Flows	28	414
Change in Discount Rate	257	(401)
Unwinding of Discount on Decommissioning Liabilities	90	97
Foreign Currency Translation	2	2
Decommissioning Liabilities, End of Period	2,654	2,370

The undiscounted amount of estimated future cash flows required to settle the obligation has been discounted using a credit-adjusted risk-free rate of 4.6 percent as at September 30, 2014 (December 31, 2013 — 5.2 percent).

17. SHARE CAPITAL

A) Authorized

Cenovus is authorized to issue an unlimited number of common shares, an unlimited number of first preferred shares and an unlimited number of second preferred shares. The first and second preferred shares may be issued in one or more series with rights and conditions to be determined by the Company’s Board of Directors prior to issuance and subject to the Company’s articles.

B) Issued and Outstanding

	September 30, 2014		December 31, 2013
As at	Number of Common Shares (Thousands)	Amount	Number of Common Shares (Thousands)	Amount

Outstanding, Beginning of Year	756,046	3,857	755,843	3,829
Common Shares Issued Under Stock Option Plans	1,057	32	970	31
Common Shares Cancelled	—	—	(767)	(3)
Outstanding, End of Period	757,103	3,889	756,046	3,857

There were no preferred shares outstanding as at September 30, 2014 (December 31, 2013 — nil).

As at September 30, 2014, there were 12 million (December 31, 2013 — 24 million) common shares available for future issuance under stock option plans.

Cenovus Energy Inc.	For the period ended September 30, 2014

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2014

18. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

As at September 30, 2014	Defined Benefit Plan	Foreign Currency Translation	Available for Sale Investments	Total

Balance, Beginning of Year	(12)	212	10	210
Other Comprehensive Income, Before Tax	(15)	108	—	93
Income Tax	4	—	—	4
Balance, End of Period	(23)	320	10	307

As at September 30, 2013	Defined Benefit Plan	Foreign Currency Translation	Available for Sale Investments	Total

Balance, Beginning of Year	(26)	95	—	69
Other Comprehensive Income, Before Tax	19	58	10	87
Income Tax	(4)	—	(2)	(6)
Balance, End of Period	(11)	153	8	150

19. STOCK-BASED COMPENSATION PLANS

A) Employee Stock Option Plan

Cenovus has an Employee Stock Option Plan that provides employees with the opportunity to exercise an option to purchase a common share of the Company. Options issued under the plan have associated TSARs or NSRs.

The following table is a summary of the options outstanding at the end of the period:

As at September 30, 2014	Issued	Term (Years)	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price ($)	Closing Share Price ($)	Number of Units Outstanding (Thousands)

NSRs	On or After February 24, 2011	7	5.36	32.71	30.13	41,039
TSARs	Prior to February 17, 2010	5	0.26	25.95	30.13	34
TSARs	On or After February 17, 2010	7	2.45	26.73	30.13	3,851
Encana (1) Replacement TSARs Held by Cenovus Employees	Prior to December 1, 2009	5	0.13	30.23	23.78	28
Cenovus Replacement TSARs Held by Encana Employees	Prior to December 1, 2009	5	0.13	27.69	30.13	2

(1) Encana Corporation (“Encana”).

NSRs

The weighted average unit fair value of NSRs granted during the nine months ended September 30, 2014 was $4.70 before considering forfeitures, which are considered in determining total cost for the period. The fair value of each NSR was estimated on its grant date using the Black-Scholes-Merton valuation model.

The following table summarizes information related to the NSRs:

As at September 30, 2014	Number of NSRs (Thousands)	Weighted Average Exercise Price ($)

Outstanding, Beginning of Year	26,315	35.26
Granted	16,051	28.62
Exercised	(125)	32.24
Forfeited	(1,202)	34.03
Outstanding, End of Period	41,039	32.71
Exercisable, End of Period	13,367	36.32

For options exercised during the period, the weighted average market price of Cenovus’s common shares at the date of exercise was $34.06.

Cenovus Energy Inc.	For the period ended September 30, 2014

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2014

TSARs Held by Cenovus Employees

The Company has recorded a liability of $19 million at September 30, 2014 (December 31, 2013 — $33 million) in the Consolidated Balance Sheets based on the fair value of each TSAR held by Cenovus employees. The intrinsic value of vested TSARs held by Cenovus employees at September 30, 2014 was $12 million (December 31, 2013 — $27 million).

The following table summarizes information related to the TSARs held by Cenovus employees:

As at September 30, 2014	Number of TSARs (Thousands)	Weighted Average Exercise Price ($)

Outstanding, Beginning of Year	7,086	26.56
Exercised for Cash Payment	(2,102)	26.34
Exercised as Options for Common Shares	(1,043)	26.38
Forfeited	(4)	27.33
Expired	(52)	26.38
Outstanding, End of Period	3,885	26.72
Exercisable, End of Period	3,885	26.72

For options exercised during the period, the weighted average market price of Cenovus’s common shares at the date of exercise was $30.14.

Encana Replacement TSARs Held by Cenovus Employees

Cenovus is required to reimburse Encana for cash payments made by Encana to Cenovus employees when a Cenovus employee exercises an Encana replacement TSAR for cash. No further Encana replacement TSARs will be granted to Cenovus employees.

The Company has recorded a liability of $nil at September 30, 2014 (December 31, 2013 — $nil) in the Consolidated Balance Sheets based on the fair value of each Encana replacement TSAR held by Cenovus employees. The intrinsic value of vested Encana replacement TSARs held by Cenovus employees at September 30, 2014 was $nil (December 31, 2013 — $nil).

The following table summarizes information related to the Encana replacement TSARs held by Cenovus employees:

As at September 30, 2014	Number of TSARs (Thousands)	Weighted Average Exercise Price ($)

Outstanding, Beginning of Year	3,904	29.06
Forfeited	(87)	29.06
Expired	(3,789)	29.05
Outstanding, End of Period	28	30.23
Exercisable, End of Period	28	30.23

The closing price of Encana common shares on the TSX as at September 30, 2014 was $23.78.

Cenovus Replacement TSARs Held by Encana Employees

Encana is required to reimburse Cenovus for cash payments made by Cenovus to Encana employees when these employees exercise a Cenovus replacement TSAR for cash. No compensation expense is recognized and no further Cenovus replacement TSARs will be granted to Encana employees.

The Company has recorded a liability of less than $1 million as at September 30, 2014 (December 31, 2013 — $6 million) in the Consolidated Balance Sheets based on the fair value of each Cenovus replacement TSAR held by Encana employees, with an offsetting account receivable from Encana. The intrinsic value of vested Cenovus replacement TSARs held by Encana employees at September 30, 2014 was less than $1 million (December 31, 2013 — $6 million).

Cenovus Energy Inc.	For the period ended September 30, 2014

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2014

The following table summarizes the information related to the Cenovus replacement TSARs held by Encana employees:

As at September 30, 2014	Number of TSARs (Thousands)	Weighted Average Exercise Price ($)

Outstanding, Beginning of Year	1,479	26.28
Exercised for Cash Payment	(1,407)	26.28
Exercised as Options for Common Shares	(9)	26.32
Forfeited	—	26.27
Expired	(61)	26.27
Outstanding, End of Period	2	27.69
Exercisable, End of Period	2	27.69

For options exercised during the period, the weighted average market price of Cenovus’s common shares at the date of exercise was $29.28.

B) Performance Share Units

The Company has recorded a liability of $131 million at September 30, 2014 (December 31, 2013 — $103 million) in the Consolidated Balance Sheets for performance share units (“PSUs”) based on the market value of Cenovus’s common shares at September 30, 2014. The intrinsic value of vested PSUs was $nil at September 30, 2014 and December 31, 2013 as PSUs are paid out upon vesting.

The following table summarizes the information related to the PSUs held by Cenovus employees:

As at September 30, 2014	Number of PSUs (Thousands)

Outstanding, Beginning of Year	5,785
Granted	3,012
Vested and Paid Out	(1,625)
Cancelled	(227)
Units in Lieu of Dividends	176
Outstanding, End of Period	7,121

C) Deferred Share Units

The Company has recorded a liability of $38 million at September 30, 2014 (December 31, 2013 — $36 million) in the Consolidated Balance Sheets for deferred share units (“DSUs”) based on the market value of Cenovus’s common shares at September 30, 2014. The intrinsic value of vested DSUs equals the carrying value as DSUs vest at the time of grant.

The following table summarizes the information related to the DSUs held by Cenovus directors, officers and employees:

As at September 30, 2014	Number of DSUs (Thousands)

Outstanding, Beginning of Year	1,192
Granted to Directors	55
Granted From Annual Bonus Awards	7
Units in Lieu of Dividends	32
Outstanding, End of Period	1,286

Cenovus Energy Inc.	For the period ended September 30, 2014

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2014

D) Total Stock-Based Compensation Expense (Recovery)

The following table summarizes the stock-based compensation expense (recovery) recorded for all plans within operating and general and administrative expenses in the Consolidated Statements of Earnings and Comprehensive Income:

	Three Months Ended		Nine Months Ended
For the period ended September 30,	2014	2013	2014	2013

NSRs	9	10	33	26
TSARs Held by Cenovus Employees	(7)	3	(3)	(11)
PSUs	2	16	49	32
DSUs	(5)	1	2	—
Stock-Based Compensation Expense (Recovery)	(1)	30	81	47

20. CAPITAL STRUCTURE

Cenovus’s capital structure objectives and targets have remained unchanged from previous periods. Cenovus’s capital structure consists of Shareholders’ Equity plus Debt. Debt is defined as short-term borrowings and the current and long-term portions of long-term debt excluding any amounts with respect to the Partnership Contribution Payable. Cenovus’s objectives when managing its capital structure are to maintain financial flexibility, preserve access to capital markets, ensure its ability to finance internally generated growth and to fund potential acquisitions while maintaining the ability to meet the Company’s financial obligations as they come due.

Cenovus monitors its capital structure and financing requirements using, among other things, non-GAAP financial metrics consisting of Debt to Capitalization and Debt to Adjusted Earnings Before Interest, Taxes and DD&A (“Adjusted EBITDA”). These metrics are used to steward Cenovus’s overall debt position as measures of Cenovus’s overall financial strength.

Cenovus continues to target a Debt to Capitalization ratio of between 30 and 40 percent over the long-term.

	September 30,	December 31,
As at	2014	2013

Short-Term Borrowings	133	—
Long-Term Debt	5,271	4,997
Debt	5,404	4,997
Shareholders’ Equity	10,743	9,946
Capitalization	16,147	14,943
Debt to Capitalization	33%	33%

Cenovus continues to target a Debt to Adjusted EBITDA ratio of between 1.0 and 2.0 times over the long-term.

	September 30,		December 31,
As at	2014		2013

Debt	5,404		4,997
Net Earnings	1,158		662
Add (Deduct):
Finance Costs	459		529
Interest Income	(54)		(96)
Income Tax Expense	535		432
Depreciation, Depletion and Amortization	1,883		1,833
E&E Impairment	6		50
Unrealized (Gain) Loss on Risk Management	39		415
Foreign Exchange (Gain) Loss, Net	338		208
(Gain) Loss on Divestitures of Assets	(157)		1
Other (Income) Loss, Net	2		2
Adjusted EBITDA (1)	4,209		4,036
Debt to Adjusted EBITDA	1.3	x	1.2	x

(1) Calculated on a trailing 12 month basis.

Cenovus Energy Inc.	For the period ended September 30, 2014

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2014

It is Cenovus’s intention to maintain investment grade credit ratings to help ensure it has continuous access to capital and the financial flexibility to fund its capital programs, meet its financial obligations and finance potential acquisitions. Cenovus will maintain a high level of capital discipline and manage its capital structure to ensure sufficient liquidity through all stages of the economic cycle. To manage its capital structure, Cenovus may adjust capital and operating spending, adjust dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, draw down on its credit facilities or repay existing debt.

As at September 30, 2014, Cenovus had $2.9 billion available on its committed credit facility. In addition, Cenovus had in place a $1.5 billion Canadian base shelf prospectus and a US$2.0 billion U.S. base shelf prospectus, the availability of which are dependent on market conditions.

As at September 30, 2014, Cenovus is in compliance with all of the terms of its debt agreements.

21. FINANCIAL INSTRUMENTS

Cenovus’s consolidated financial assets and financial liabilities consist of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, Partnership Contribution Payable, risk management assets and liabilities, long-term receivables, short-term borrowings and long-term debt. Risk management assets and liabilities arise from the use of derivative financial instruments.

A) Fair Value of Non-Derivative Financial Instruments

The fair values of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, and short-term borrowings approximate their carrying amount due to the short-term maturity of those instruments.

The fair values of the Partnership Contribution Payable and long-term receivables approximate their carrying amount due to the specific non-tradeable nature of these instruments.

Long-term debt is carried at amortized cost. The estimated fair values of long-term borrowings have been determined based on period end trading prices of long-term borrowings on the secondary market (Level 2). As at September 30, 2014, the carrying value of Cenovus’s long-term debt was $5,271 million and the fair value was $5,955 million (December 31, 2013 carrying value — $4,997 million, fair value — $5,388 million).

Available for sale financial assets comprise private equity investments. These assets are carried at fair value on the Consolidated Balance Sheets in other assets. Fair value is determined based on recent private placement transactions (Level 3) when available. When fair value cannot be reliably measured, these assets are carried at cost. A reconciliation of changes in the fair value of available for sale financial assets is:

	September 30,	December 31,
As at	2014	2013

Fair Value, Beginning of Year	32	14
Acquisition of Investments	3	5
Reclassification of Equity Investments	(4)	—
Change in Fair Value (1)	—	13
Fair Value, End of Period	31	32

(1) Unrealized gains and losses on available for sale financial assets are recorded in Other Comprehensive Income.

B) Fair Value of Risk Management Assets and Liabilities

The Company’s risk management assets and liabilities consist of crude oil, natural gas and power purchase contracts. Crude oil and natural gas contracts are recorded at their estimated fair value based on the difference between the contracted price and the period end forward price for the same commodity, using quoted market prices or the period end forward price for the same commodity extrapolated to the end of the term of the contract (Level 2). The fair value of power purchase contracts are calculated internally based on observable and unobservable inputs such as forward power prices in less active markets (Level 3). The unobservable inputs are obtained from third parties whenever possible and reviewed by the Company for reasonableness. The forward prices used in the determination of the fair value of the power purchase contracts at September 30, 2014 range from $47.25 to $69.25 per Megawatt Hour.

Cenovus Energy Inc.	For the period ended September 30, 2014

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2014

Summary of Unrealized Risk Management Positions

	September 30, 2014			December 31, 2013
	Risk Management			Risk Management
As at	Asset	Liability	Net	Asset	Liability	Net

Commodity Prices
Crude Oil	61	12	49	10	136	(126)
Natural Gas	2	—	2	—	—	—
Power	—	3	(3)	—	3	(3)
Total Fair Value	63	15	48	10	139	(129)

The following table presents the Company’s fair value hierarchy for risk management assets and liabilities carried at fair value:

	September 30,	December 31,
As at	2014	2013

Prices Sourced From Observable Data or Market Corroboration (Level 2)	51	(126)
Prices Determined From Unobservable Inputs (Level 3)	(3)	(3)
	48	(129)

Prices sourced from observable data or market corroboration refers to the fair value of contracts valued in part using active quotes and in part using observable, market-corroborated data. Prices determined from unobservable inputs refers to the fair value of contracts valued using data that is both unobservable and significant to the overall fair value measurement.

The following table provides a reconciliation of changes in the fair value of Cenovus’s risk management assets and liabilities from January 1 to September 30:

	2014	2013

Fair Value of Contracts, Beginning of Year	(129)	270
Fair Value of Contracts Realized During the Period	85	(45)
Change in Fair Value of Contracts in Place at Beginning of Year and Contracts Entered Into During the Period	95	(151)
Unrealized Foreign Exchange Gain (Loss) on U.S. Dollar Contracts	(3)	8
Fair Value of Contracts, End of Period	48	82

C) Earnings Impact of Realized and Unrealized (Gains) Losses From Risk Management Positions

	Three Months Ended		Nine Months Ended
For the period ended September 30,	2014	2013	2014	2013

Realized (Gain) Loss (1)	—	33	85	(45)
Unrealized (Gain) Loss (2)	(165)	(8)	(180)	196
(Gain) Loss on Risk Management	(165)	25	(95)	151

(1) Realized gains and losses on risk management are recorded in the operating segment to which the derivative instrument relates.

(2) Unrealized gains and losses on risk management are recorded in the Corporate and Eliminations segment.

22. RISK MANAGEMENT

The Company is exposed to financial risks, including market risk related to commodity prices, foreign exchange rates, interest rates as well as credit risk and liquidity risk. A description of the nature and extent of risks arising from the Company’s financial assets and liabilities can be found in the notes to the annual Consolidated Financial Statements as at December 31, 2013. The Company’s exposure to these risks has not changed significantly since December 31, 2013.

Cenovus Energy Inc.	For the period ended September 30, 2014

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2014

Net Fair Value of Commodity Price Positions as at September 30, 2014

As at September 30, 2014	Notional Volumes	Term	Average Price	Fair Value

Crude Oil Contracts
Fixed Price Contracts
Brent Fixed Price	30,000 bbls/d	2014	US$102.04/bbl	20
Brent Fixed Price	20,000 bbls/d	2014	$107.06/bbl	(1)
WCS Differential (1)	21,700 bbls/d	2014	US$(19.97)/bbl	(10)
Brent Fixed Price	18,000 bbls/d	2015	$113.75/bbl	27
WCS Differential (1)	5,000 bbls/d	January – June 2015	US$(19.85)/bbl	(1)

Brent Collars	10,000 bbls/d	2015	$105.25 - $123.57/bbl	8

Other Financial Positions (2)				6
Crude Oil Fair Value Position				49
Natural Gas Contracts
Fixed Price Contracts
AECO Fixed Price	48 MMcf/d	2014	$4.61/Mcf	2
Natural Gas Fair Value Position				2

Power Purchase Contracts
Power Fair Value Position				(3)

(1) Cenovus entered into fixed price swaps to protect against widening light/heavy price differentials for heavy crudes.

(2) Other financial positions are part of ongoing operations to market the Company’s production.

Commodity Price Sensitivities — Risk Management Positions

The following table summarizes the sensitivity of the fair value of Cenovus’s risk management positions to fluctuations in commodity prices, with all other variables held constant. Management believes the price fluctuations identified in the table below are a reasonable measure of volatility. The impact of fluctuating commodity prices on the Company’s open risk management positions as at September 30 could have resulted in unrealized gains (losses) impacting earnings before income tax for the nine months ended September 30, 2014:

Risk Management Positions in Place as at September 30, 2014

Commodity	Sensitivity Range	Increase	Decrease

Crude Oil Commodity Price	± US$10 per bbl Applied to Brent, WTI and Condensate Hedges	(143)	146
Crude Oil Differential Price	± US$5 per bbl Applied to Differential Hedges Tied to Production	16	(16)
Natural Gas Commodity Price	± US$1 per Mcf Applied to NYMEX and AECO Natural Gas Hedges	(5)	5
Power Commodity Price	± $25 per MWHr Applied to Power Hedge	19	(19)

23. COMMITMENTS AND CONTINGENCIES

A) Commitments

During the nine months ended September 30, 2014, the Company’s various firm transportation agreements increased by $6 billion, resulting in total transportation commitments of $27 billion, due to increased costs and tolls on existing commitments. These agreements, some of which are subject to regulatory approval, are for terms up to 20 years subsequent to the date of commencement.

B) Legal Proceedings

Cenovus is involved in a limited number of legal claims associated with the normal course of operations. Cenovus believes it has made adequate provisions for such legal claims. There are no individually or collectively significant claims.

Cenovus Energy Inc.	For the period ended September 30, 2014